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                                 October 7, 2022

       Guohua Zhang
       Chief Executive Officer and Chairman of the Board
       Caravelle International Group
       60 Paya Lebar Road
       #06-17 Paya Lebar Square
       Singapore 409051

                                                        Re: Caravelle
International Group
                                                            Registration
Statement on Form F-4
                                                            Filed September 22,
2022
                                                            File No. 333-267558

       Dear Guohua Zhang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 filed September 22, 2022

       Cover Page

   1. Please revise the prospectus cover page to clearly disclose the title and amount of securities that you are
registering on this registration statement which Item 501(b)(2) of
                                                        Regulation S-K
requires. We note your newly filed Exhibit 107.
       Signature Page, page II-4

   2. We note your response to prior comment 5 and reissue it. Revise the signature page of the registration
statement to clarify that it is signed by the registrant's principal financial officer, its controller
or principal accounting officer. See Instruction 1 to Signatures to
                                                        Form F-4. In this
regard, we note that Guohua Zhang does not appear to be your current
 Guohua Zhang
Caravelle International Group
October 7, 2022
Page 2
       principal financial and principal accounting officer. As appropriate, please also clarify
       the disclosures in the "PUBCO   S Directors and Executive Officers
       After the Business Combination" section and throughout your registration statement.
Exhibits

3. Section 5.7 of the Support Agreement, filed as Exhibit 10.2 to the registration statement, provides that any New Securities acquired by the Founder Holder prior to the closing of the initial business combination will be voted in favor of the initial business combination.
       We note that "Founder Holders" include the Sponsor, Caravelle International Group,
       Caravelle Group Co., Ltd., Pacifico Acquisition Corp. and certain other "Insiders." Please provide your analysis on how such purchases comply with Rule 14e-5.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                             Sincerely,
FirstName LastNameGuohua Zhang
                                                             Division of
Corporation Finance
Comapany NameCaravelle International Group
                                                             Office of Energy &
Transportation
October 7, 2022 Page 2
cc:       Giovanni Caruso
FirstName LastName